CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in the Registration Statement on Form N-1A of the Kimberlite Investment Trust, formerly known as PSP Family of Funds, and to the use of our report dated March 31, 2015 statement of assets and liabilities, including the schedule of investments, as of December 31, 2104, and the related statement of operations, changes in net assets and the financial highlights for the year ended December 31, 2014 of Kimberlite Floating Rate Hybrid Capital Financial Services Fund, formerly known as PSP Multi-Manager Fund, a series of shares of beneficial interest of the Kimberlite Investment Trust.  Such financial statements and financial highlights appear in the April 2, 2015 Annual Report to Shareholders which is incorporated by reference into the Statement of Additional Information.

Spicer Jeffries LLP
Greenwood Village, Colorado
November 6, 2015